March 25, 2020

Christiana Stamoulis
Chief Financial Officer
Incyte Corp
1801 Augustine Cut-Off
Wilmington, DE 19803

       Re: Incyte Corp
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 13, 2020
           File No. 001-12400

Dear Ms. Stamoulis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies Milestones and Contract Revenues, page 85

1. Please describe how you recognize milestones earned under collaborative arrangements.
      In this regard, tell us how you measure the amounts recognized and determine the period of recognition. Help us understand your accounting by identifying the currently active collaborative arrangements under which you may receive milestone payments and describe your obligations.
Note 4. Concentrations of Credit Risk, page 92

2. We note that you have customers that accounted for at least 10% of total revenues. Please tell us why you do not name these customers as required by Item 101(c)(1)(vii) of
      Regulation S-K.
 Christiana Stamoulis
Incyte Corp
March 25, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Keira Nakada at (202) 551-3659 or Linda Cvrkel at (202)
551-
3813 with any questions.



FirstName LastNameChristiana Stamoulis                    Sincerely,
Comapany NameIncyte Corp
                                                          Division of
Corporation Finance
March 25, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName